CTD Holdings, Inc.
14120 N.W. 126th Terrace
Alachua, Florida 32615

August 21, 2013

VIA EDGAR SUBMISSION

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4720
Washington, D.C. 20549

Attention:  Melissa N. Rocha, Senior Assistant Chief Accountant

Re:	CTD Holdings, Inc.
Form 10-K for the Year Ended December 31, 2012
Filed March 14, 2013
File No. 0-25466

Dear Ms. Rocha:

On behalf of CTD Holdings, Inc. (“CTD” or the “Company”), please find below responses to the comments provided to CTD from the staff of the Securities and Exchange Commission (the “Staff”), in a letter dated August 8, 2013 (the “Letter”), relating to CTD’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “Form 10-K”).  For your convenience, we have set forth below each of the Staff’s comments in italicized text in the same numbered order in which they appear in the Letter. The Company’s response to each Staff comment follows immediately after the text of the corresponding comment. References to page numbers in our responses are references to the page numbers in the applicable periodic report.

Business, page 1

Competition, page 7

1.
Please revise your competition disclosure in future filings. See Item 101(h)(4)(iv). Your current disclosure addresses your position as a consultant; however, you have not derived revenues from consulting in over two years. Please address competition in the resale of CDs. In addition, please remove the references to patent protections as you do not hold any patents.

CD markets are diffuse, relatively small, and ill-defined, making competitive conditions difficult to track. We will revise our competition disclosure in future filings to address competitive business conditions and the Company's competitive position in the industry. In addition, we will remove references to consulting work and patent protections in future filings.

Securities and Exchange Commission
August 21, 2013

Government Regulation, page 8

2.
You state here that all of your products are sold for research and development purposes only. Please supplementally reconcile this disclosure with your sales of CycloTM, which is used as an active pharmaceutical.

We supply Trappsol Cyclo™ to named patients in the U.S. qualifying under applicable regulations determined by the U.S. FDA as proper use for a designated orphan drug. All materials provided are clearly labeled for research use only. We provide the same materials, similarly labeled, on request, by medical professionals outside the U.S. on a named patient basis. Trappsol CycloTM  is not marketed or promoted in any jurisdiction for other than research purposes. We therefore believe our disclosure regarding the research use of Trappsol CycloTM is accurate.

Risk Factors, page 9

3.
Please expand this section in future filings to address the risks posed by your capital investment in your pulse drying facilities, particularly in light of the fact that you have had only one drying contract since your facility became operational in the first quarter of 2012.

We respectfully acknowledge the Staff’s comment and will expand our Risk Factors in future filings to address any additional risks posed by the Company’s capital investment in the pulse drying facilities.

Our substantial debt could adversely affect our financial health, page 10

4.
In future filings please expand your discussion under this risk factor to address the extent of your debt, any material covenants or conditions to it, as well as your plans for repayment for your debt.

We respectfully acknowledge the Staff’s comment and in future filings, we will expand our disclosure regarding our outstanding debt to include the extent of the Company’s debt in addition to any material covenants or conditions to the Company’s debt and the Company’s plans for repayment. Supplementally, we also advise you that the Company’s outstanding debt was refinanced in July 2013 on more favorable terms, as outlined in the Company’s Current Report on Form 8-K filed July 26, 2013.

Securities and Exchange Commission
August 21, 2013

Management’s Discussion and Analysis of Financial Condition, page 15

Liquidity and Capital Resources, page 17

5.
In future filings please expand your discussion of your debt under this section to address in a clear, consolidated manner the increases or decreases in indebtedness over the period covered, the material terms of that debt, and any material facts surrounding interest or repayment arrangements. Please see Item 303(a)(2).

We respectfully acknowledge the Staff’s comment and in future filings, the discussion of the Company’s debt will include a discussion of material changes with respect to the Company’s indebtedness and any material facts surrounding interest or repayment arrangements as required by Item 303(a)(2) of Regulation S-K. We refer to our response to Comment 4 above regarding our recent refinancing of our outstanding indebtedness.

6.
You state in the first paragraph under this heading “[w]e will require additional working capital should we wish to implement our plan to add additional drying capacity.” Please supplementally advise us whether you intend to act on this plan, what increase in capacity is contemplated, and what the capital expenditures would consist of.

The Company does not intend to move forward with its proposed plan to add additional drying capacity unless and until its existing dryer exceeds 70% utilization. Currently, the Company’s plan for additional drying capacity includes the installation of three pulse dryers, one at 500K btu/hr and two at 1MM btu/hr; adding these additional drying units will increase drying capacity by 26x.  We currently estimate that a 500K btu/hr drying unit will cost approximately $2.5 million to install. The Company does not have current estimates for the cost of the 1MM btu/hr units but the cost is likely to exceed $2.5 million each. We intend to use operating revenues, debt financing, equity capital or some combination thereof for additional capital if and when needed. When the Company is prepared to act on its proposed plan to add additional drying capacity, a request for proposals will be issued for bids for the work. The same sources of capital previously cited will be used for the acquisition, installation and commissioning of the work.

Results of Operations, page 18

7.	Please succinctly present management’s views on the drivers of the swings in income year-on-year in future filings.

We respectfully acknowledge the Staff’s comment. We note that under the “Introduction” section of the Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Form 10-K, the Company refers to the limited number of customers with unpredictable needs in terms of product mix and timing, as the primary factor in our revenue volatility from period to period.  In future filings the Company will present more detail on management’s views of the reasons for this volatility, including general economic conditions, to the extent management has visibility into our customers’ purchasing decisions.

Securities and Exchange Commission
August 21, 2013

2012 compared to 2011, page 19

8.
We note your statement in the final sentence of the second paragraph under this heading that the 43% decrease in sales to your sole customer for Aquaplex “is not considered a trend, but is representative of the purchase pattern of this major customer.” Please present the purchase pattern in future filings.

We respectfully acknowledge the Staff’s comment and the Company will include or summarize the purchase pattern of our major customer for Aquaplex in future filings.

9.
Please reconcile your statement in the final paragraph of page 20, to the effect that you provided no stock compensation in 2012, with the $5000 stock bonus received by each of your executives in that year.

The Company awarded stock bonuses in the amount of $5,000 to each of its executive officers in December 2011.  The stock certificates representing these awards were not issued to the executive officers until early 2012.  The bonus awards were recorded on the Company’s books for the fiscal year ended December 31, 2011, and were reflected as fiscal 2011 compensation in the summary compensation table in the Form 10-K (as well as in the Form 10-K for the year ended December 31, 2011).

Executive Compensation, page 30

Employment Agreements, page 31

10.	Please reconcile Mr. Strattan’s $108,000 salary for 2011, with $42,000 deferred into 2012, with the information presented in your summary compensation table, which shows $99,000 in salary for 2011.

Mr. Strattan took a month of unpaid leave for one month during 2011. Mr. Strattan’s annual basic compensation is $108,000, which is the equivalent of $9000 per month. Due to Mr. Strattan’s unpaid leave of absence, he received $99,000 of his salary for fiscal year ended December 31, 2011 and did not receive his full annualized salary of $108,000. The Summary Compensation Table reflects the amount of compensation he was actually paid.

Exhibits, Financial Statement Schedules, page 35

11.	Please remove as immaterial employment agreements that are no longer in effect. Please see comment 12 of our letter dated February 11, 2011.

Securities and Exchange Commission
August 21, 2013

We will remove employment agreements that are no longer in effect from the exhibit list in future filings.

* * *

In connection with responding to the Staff’s comments, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (386) 418-8060 if you have any questions or require any additional information.

Very truly yours,

/s/ C.E. Rick Strattan

C.E. Rick Strattan
Chief Executive Officer

cc: John Igoe, Esq.
      Edwards Wildman Palmer LLP